United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Seventh Generation Interfaith Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Province of Saint Joseph of the Capuchin Order

ADDRESS OF PERSON RELYING ON EXEMPTION: P.O. Box 5830, Milwaukee, WI 53205-0830

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Subject: Shareholder Memo in Support of Report on Lobbying Resolution at Boeing (Item #4)

RESOLVE:

The shareholders of Boeing request the preparation of a report, updated annually, disclosing:

•	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

•	Payments by Boeing used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

•	Boeing’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

•	Description of management’s and the Board’s decision making process and oversight for making payments described above.

RECOMMENDATION:

The Province of Saint Joseph of the Capuchin Order is urging shareholders to vote FOR Item 4 at the Boeing’s shareholder meeting on April 29, 2019.

Support for this resolution is warranted because:

1.	Corporate reputation is an important component of shareholder value.

2.	Boeing’s reputation and financial health are at serious risk in the wake of two fatal crashes of its 737 Max.

3.	Boeing is one of the biggest corporate spenders in federal lobbying.

4.	Boeing’s state-level lobbying spending is significant yet opaque.

5.	The Company’s current lobbying disclosures are inadequate.

6.	Boeing fails to disclose its trade association memberships or payments associated with indirect lobbying.

7.	Reputational and financial risks from lobbying are not a new issue for Boeing.

8.	The Company conflates electoral and lobbying spending disclosures in its Proxy Statement, misleading investors.

9.	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Boeing’s best interests.

ARGUMENTS IN FAVOR OF THE PROPOSAL:

We are concerned that inadequate disclosure by Boeing, combined with its recently damaged reputation, present significant risks to investors. The proposal is part of an ongoing investor campaign1 for greater corporate political spending disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Boeing shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks Boeing’s reputation to the detriment of shareholder value.

Corporate Reputation Is an Important Component of Shareholder Value

•	According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[2]

•	In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[3]

Boeing’s Reputation and Financial Health at Serious Risk

•	Boeing “now faces a quickly escalating threat to its reputation and financial health”[4] in the wake of two fatal crashes of its 737 Max. The extensive negative publicity has placed Boeing’s reputation at risk and underscores the need for Boeing to embrace accountability and be fully transparent with shareholders, including disclosing its lobbying activity.

Boeing Spends Millions Each Year on Federal Lobbying

•	Boeing spent $31.86 million in 2017 and 2018 on federal lobbying activities.

•	And since 2010, Boeing has spent more than $152 million on federal lobbying.

•	Boeing is described as “one of the US’s most powerful lobbyists[5] and “one of the biggest players in the Washington influence game.”[6]

•	Boeing ranks as the 10th largest federal lobbying spender since 1998, spending more than $274 million.[7]

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1 “Institutional Investors Continue to Press Companies for Disclosure of Lobbying in 2019,” AFSCME & Walden Asset Management, February 27, 2019, https://waldenassetmgmt.com/wp-content/uploads/2019/02/Announcement-of-2019-lobbying-resolutions.pdf, accessed March 18, 2019.

2 “Reputation Risk,” The Conference Board, 2007, p. 6.

3 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4.

4 “The 737 Max Fallout Poses a Risk to Boeing’s Finances — and Its Reputation,” Los Angeles Times, March 12, 2019, https://www.latimes.com/business/la-fi-boeing-crashes-reputation-20190312-story.html, accessed March 18, 2019.

5 “Boeing’s 737 Max Fleet ‘Will Remain Grounded for Weeks,’” The Guardian, March 14, 2019, https://www.theguardian.com/world/2019/mar/14/ethiopian-airlines-boeing-737-max-black-boxes-arrive-paris, accessed March 18, 2019.

6 “Boeing a Major Lobbying Player on Capitol Hill,” CNN, March 13, 2019, https://www.cnn.com/2019/03/12/politics/boeing-capitol-hill-lobbying/index.html, accessed March 18, 2019.

7 https://www.opensecrets.org/lobby/top.php?indexType=s, accessed March 18, 2019.

Information on Boeing’s Spending on State Lobbying Difficult to Obtain

•	Finding lobbying disclosure at the state level has been described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information for many states.[8]

•	Boeing’s state-level lobbying spending is likely significant. According to a recent study that looked at disclosures from the six states with the most robust reporting requirements, Boeing spent $1,267,720 million between 2012 and 2015.[9]

•	In California, Boeing spent $961,515 from 2010 – 2018 on lobbying.[10]

•	Boeing’s lobbying through its trade association Aerospace Works for Washington[11] to preserve $8.7 billion in tax breaks in the state of Washington has drawn scrutiny. [12]

Inadequate Disclosure

•	In addition to our concerns about the reputational risks of Boeing’s lobbying, we are concerned that the Company’s current lobbying disclosures are inadequate. Although the Company makes the basic lobbying disclosures required by law, its current disclosures omit critical information—particularly its payments to trade associations, including those portions that are used for lobbying, and state-level lobbying spending in states without strong lobbying disclosure laws.

Trade Association Blind Spot

•	Corporations contribute millions to trade associations that lobby indirectly on their behalf. Trade associations spend hundreds of millions on lobbying. For example, the U.S. Chamber of Commerce spent more than $1.5 billion on federal lobbying since 1998.

•	Boeing fails to disclose its trade association memberships, and does not disclose its trade association payments, nor the portions used for lobbying.

•	Through research, we found that Boeing is a member of Aerospace Industries Association of America[13], the Business Roundtable[14], the General Aviation Manufacturer's Association[15], the National Association of Manufacturers[16] and the Satellite Industry Association[17], which together spent more than $73 million on lobbying for 2017 and 2018.

•	And while Boeing participates in the U.S. Chamber of Commerce Foundation[18], which is the Chamber of Commerce’s charitable group, shareholders have no way of knowing if Boeing currently belongs to the Chamber of Commerce.

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8 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513, accessed March 18, 2019.

9 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 30. The study examined the largest 100 S&P 500 companies, adjusted for sector distribution.

10 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146240&session=2017&view=activity

11 https://aerospaceworksforwa.com/coalition/

12 “Boeing, Lobby Group Team up to Defend $8.7 Billion in State Tax Breaks,” Reuters, January 10, 2017.

13 https://www.aia-aerospace.org/membership/our-members/

14 https://www.businessroundtable.org/about-us/members

15 https://gama.aero/about-gama/member-companies/

16 https://www.nam.org/About/Board-of-Directors/

17 https://www.sia.org/members/

18 https://www.uschamberfoundation.org/boeing; https://www.uschamberfoundation.org/blog/post/behind-boeing-s-fight-end-veteran-homelessness-nation-s-capital

Reputational and Financial Risks from Lobbying Are Not a New Issue for Boeing

•	Boeing’s corporate lobbying previously harmed shareholders and Boeing’s reputation. In 2006, Boeing was fined $615 million after it was revealed that Boeing hired the top Air Force procurement official as a lobbyist, right after she had helped Boeing secure a tanker aircraft deal.[19] Additionally, Boeing’s former Chief Financial Officer was sentenced to jail for his role in the lobbying scandal.[20]

Boeing Has Its Lobbying Information and Could Easily Report It to Shareholders

•	Boeing claims that the “proposal is unnecessary due to the transparency of Boeing’s lobbying expenditures.” But this argument is disingenuous, as Boeing is required to report its federal and state lobbying and already has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

Political Contributions Disclosure Rankings Do Not Measure Lobbying Disclosure

•	The Board argues that Boeing has been recognized as a “Trendsetter” in the 2018 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, a report that measures political disclosure and accountability policies and practices of companies in the S&P 500. However, this argument is misleading since the Company’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure. The Company conflates electoral and lobbying spending disclosures in its Proxy Statement and implies that both issues are covered in the ranking. The fact that the Company touts being ranked as a trendsetter on the CPA-Zicklin Index, a measurement of transparency in political contributions but not lobbying, suggests that Boeing could, in fact, become a leader in lobbying disclosure as well.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If Boeing has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Boeing’s best interests.

The well-documented reputational risks of Boeing’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, we believe that Boeing’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Item 4, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

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19 “Boeing Moves Forward after Government Fine,” NPR, May 16, 2006, https://www.npr.org/templates/story/story.php?storyId=5407530, accessed March 18, 2019.

20 “Ex-Boeing CFO Gets Jail for Tanker Scandal,” Chicago Tribune, February 15, 2005, https://www.chicagotribune.com/sns-boeing-scandal-story.html, accessed March 18, 2019.

Sincerely,

Robert Wotypka, OFM Cap.

Corporate Responsibility Agent

The Saint Joseph Province of the Capuchin Order

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Saint Joseph Province of the Capuchin Order is not able to vote your proxies, nor does this communication contemplate such an event. The Saint Joseph Province of the Capuchin Order urges shareholders to vote for Item 4 following the instructions provided on management's proxy mailing.